(212) 318-6054

vadimavdeychik@paulhastings.com

October 27, 2021

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Oaktree Diversified Income Fund Inc. (the “Fund”)
File Nos. 333-257789 and 811-23715

Dear Ms. Dubey:

This letter responds to your additional comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the Fund’s registration statement on Form N-2 (“Registration Statement”).

The Fund’s responses to your comments are reflected below. We have restated your comments for ease of reference. To the extent applicable, changes will be reflected in a filing pursuant to Rule 424(b) under the Securities Act of 1933, as amended (“1933 Act”). Capitalized terms used herein shall have the same meaning provided to them in the Registration Statement, unless otherwise indicated.

1.	Staff Comment: Please explain the nature of Oaktree Fund GP II, L.P and further, if it is an investment company, please explain to us why it is appropriate for it to own 100% of the outstanding shares of the Fund.

Response: The Fund respectfully submits that Oaktree Fund GP II, L.P. is not an investment company.  Rather, Oaktree Fund GP II, L.P. is an affiliated operating account of the Adviser that was used for purposes of seeding the Fund with proprietary capital.

2.	Staff Comment: Please amend the exclusive forum provision in the Fund’s bylaws to make clear that the provision does not apply to claims under federal securities laws. Please re-file the bylaws, with the amended exclusive provision language, pursuant to a post-effective amendment filing (Pos-Ex). Furthermore, please add disclosure with respect to exclusive forum in the Certain Provisions of the Charter and Bylaws section and applicable risk factors regarding same in the Fund’s next filing made pursuant to Rule 424(b).

Response: Comment accepted. The following underlined language will be made in the Fund’s next filing made pursuant to Rule 424(b):

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on behalf of the Corporation, other than actions arising under United States federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other agent of the Corporation to the Corporation or to the stockholders of the Corporation, (d) any action asserting a claim against the Corporation or any director or officer or other agent of the Corporation arising pursuant to any provision of the MGCL or the Charter or these Bylaws, or (e) any other action asserting a claim against the Corporation or any director or officer or other agent of the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court. This Article XII does not apply to claims brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the 1940 Act, or any other claim for which the federal courts have exclusive jurisdiction.

The Fund further confirms that it will add disclosure regarding exclusive forum in the Certain Provisions of the Charter and Bylaws section, and applicable risk factors regarding same in the Fund’s next filing made pursuant to Rule 424(b) under the 1933 Act.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

cc:	Michael Spratt
Michael Shaffer